SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of August 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated August 2, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106, 333-13350 and 333-66044.

PRESS RELEASE                                          FOR IMMEDIATE PUBLICATION

          New York State Education Department and CGI create State wide automated case management system

Albany, New York, August 2, 2001 - The Office of Vocational and Educational Services for Individuals with Disabilities (VESID), within the New York State Education Department (NYSED), and CGI Group Inc. (NYSE: GIB, TSE:GIB.A) today announced the implementation of a state wide Windows-based, multi-tiered case management system. This automated system, which helps individuals with disabilities find employment, will streamline case workers processes in providing a structure for the management of some 20,000 new cases per year, adding to its active caseload of 100,000. The system is accessed by counselors and case workers in the field over the Internet, and, in their offices, via the State Education Department Intranet and local area network.

This new system captures the consumer contact, detailed services used, tracks the progress of the case and finally, closes the case. This automation will ensure consistency in data capture, increase efficiency, and consistently enforce policies and procedures due to its automation. This system provides significant flexibility in configuration and case process flow to support unique case management requirements as well as different hardware and network features. It is accessible through a client/server configuration and remotely through a browser-based intranet/Internet configuration. Case management features include: determination of consumer eligibility, workflow management, planning and authorization of services, integrated forms and letters processing, and case tracking and management.

"We are very pleased about our new and improved system. Our paper-dependent system is now being replaced and this will enable us to help more consumers receive the services necessary to find employment. After all, that is our mission. In having an automated case management environment, we are able to process cases more consistently, effectively, and with greater retention and reuse of case data," said Lawrence Gloeckler, deputy commissioner of VESID.

Satish Sanan, president USA and Asia Pacific for CGI: "We are very happy to be collaborating with VESID on this most worthy project and pleased that our team
of  developers   could  provide   innovative   ways  of  defining  the  business
architecture, the backbone of VESID's operations."
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                                                                           .../2
Press release - page 2

About VESID
The Office of Vocational and Educational Services for Individuals with Disabilities (VESID) within the New York State Education Department (NYSED) is charged with meeting the vocational rehabilitation and special education needs of people with disabilities. VESID oversees special education services for students, ages 3-21, in public and private schools and the vocational rehabilitation services for individuals, beginning at age 16 through adulthood. VESID offers access to a full range of services that may be needed by persons with disabilities through their lives.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$5.7 billion (CDN$8.8 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 300 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

Forward-Looking Statements
All statements in this press release and MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-


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Press release - page 3



For more information:

Investor relations
CGI
Julie Creed - USA
Vice-president, investor relations
(312) 543-2942

Ronald White - Canada
Director, investor relations
(514) 841-3230

Media relations
CGI
Eileen Murphy
Director, media relations
(514) 841-3430

Edelman
Cynthia Rogers
(312) 233-1390

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date:   August 2, 2001                     By /s/ Paule Dore
                                           Name:  Paule Dore
                                           Title: Executive Vice President
                                                  and Chief Corporate Officer
                                                  and Secretary